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Exhibit 99.3

REQUEST FOR FINANCIAL STATEMENTS

NOTICE TO SHAREHOLDERS OF QUEENSTAKE RESOURCES LTD. (the "Company")

You may choose to receive the Company's financial reports by simply completing the information below and returning this notice in the return envelope provided.

Offering you the option to receive the Company's financial reports is not only a sound environmental choice, but it also enables us to reduce costs by sending these documents only to those shareholders who wish to receive them. Ultimately, the choice is yours. As long as you remain a shareholder, you will receive this notice each year and will be required to renew your request to receive the Company's financial reports.

☐	Please add my name to the mailing list for the Company so that I may receive interim financial statements and related MD&A.
☐	Please add my name to the mailing list for the Company so that I may receive the Annual Report, including the annual financial statements and related MD&A.

TO:	QUEENSTAKE RESOURCES LTD. (the "Company")

The undersigned certifies that he/she/it is the owner of securities of the Company, and requests that he/she/it be placed on the Company's Financial Statement Mailing List in respect of its financial statements.

Name (Please print)
Address
City/Province (or State)/Postal Code

Signature of shareholder, or if shareholder is a company, signature of authorized signatory.	Dated

Please complete and return this document along with your Proxy in the attached envelope or as indicated below. As the mailing list will be updated each year, a return card will be required from you annually in order for your name to remain on the list.

CIBC MELLON TRUST COMPANY Suite 1600, 1066 West Hastings Street Vancouver, BC V6E 3X1
Tel:	(604) 688-4330
Fax:	(604) 688-4301

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REQUEST FOR FINANCIAL STATEMENTS